                SECURITIES AND EXCHANGE COMMISSIONUNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ______________________

                                   FORM 11-K
                             ______________________

(Mark One)

  [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
  SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
  For the fiscal year ended March 31, 1996

                                       OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
  OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
  For the transition period from      to
                                 -----   -----

                         COMMISSION FILE NUMBER 1-8158
                             _____________________

 A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  THE VARCO 1980 EMPLOYEE STOCK PURCHASE PLAN

 B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

                            VARCO INTERNATIONAL, INC.
                            743 NORTH ECKHOFF STREET
                            ORANGE, CALIFORNIA 92668


This annual report on Form 11-K relates to the Varco 1980 Employee Stock Purchase Plan (the "Plan") of Varco International, Inc. (the "Company").

ITEM 1. CHANGES IN THE PLAN
- ---------------------------

No changes were made to the Plan during the fiscal year ended March 31, 1996.


ITEM 2. CHANGES IN THE INVESTMENT POLICY
- ----------------------------------------

No changes were made during the fiscal year with respect to investment policy.


ITEM 3. CONTRIBUTIONS UNDER THE PLAN
- ------------------------------------

There have been no Company contributions to the Plan since the effective date of the Plan on April 1, 1980.


ITEM 4. PARTICIPATING EMPLOYEES
- -------------------------------

There were approximately 416 participating employees in the Plan on March 31, 1996.


ITEM 5. ADMINISTRATION
- ----------------------

(a) The Plan is administered by the Compensation Committee of the Company's Board of Directors (the "Committee"). For the Plan year ended March 31, 1996, the members of the Committee and their positions with the Company and its affiliates were:

      Member                 Position
      ------                 --------
      James D. Woods         Director of the Company
      Jack W. Knowlton       Director of the Company
      Robert A. Teitsworth   Director of the Company

      The address of each member listed above is c/o Varco
      International, Inc. 743 North Eckhoff Street, Orange, California
      92668.

(b) During the fiscal year ended March 31, 1996 no compensation was received from the Plan by any membners of the Committee.

ITEM 6. CUSTODIAN OF INVESTMENTS
- --------------------------------

The Company is the custodian of funds received in respect of contributions by employees under the Plan. The Company receives no compensation from the Plan. Under the provisions of the Plan all funds received or held by the Company under the Plan are included in the general funds of the Company free of any trust or other restrictions, and may be used for any corporate purpose. Pursuant to the Plan no interest on funds contributed under the Plan is paid or credited to participants' accounts.


ITEM 7. REPORTS TO PARTICIPATING EMPLOYEES
- ------------------------------------------

Participating employees are furnished a semi-annual statement reflecting the number of shares of the Company's Common Stock purchased for such employees' accounts during the most recent period of the Plan and the balance remaining in the participation account to be refunded to such employees.


ITEM 8. INVESTMENT OF FUNDS
- ---------------------------

All funds received or held by the Company under the Plan are included in the general funds of the Company. Reference is made to Item 6 hereof.


ITEM 9. FINANCIAL STATEMENTS AND EXHIBITS
- -----------------------------------------

                                                      PAGE NO.
                                                      --------
(a)  Financial Statements

     Report of Independent Auditors                      F-1
     Statements of Financial Condition                   F-2
     Statements of Changes in Plan Equity                F-3
     Notes to Financial Statements                       F-4
     Schedules -- Schedules I, II, and III have
       been omitted because they are not
       applicable.

(b)  Exhibits

     Exhibit 23, Consent of Independent Auditors         F-5


SIGNATURE
- ---------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of Varco International, Inc. has duly caused this annual report to be signed by the undersigned, thereunto duly authorized.



THE VARCO 1980 EMPLOYEE STOCK PURCHASE PLAN



                                    /s/ DONALD L. STICHLER
                                    ----------------------
                                    DONALD L. STICHLER
                                    CONTROLLER-TREASURER
                                    JUNE 24, 1996

REPORT OF INDEPENDENT AUDITORS



Compensation Committee of the Board of Directors
Varco International, Inc.
Orange, California

We have audited the accompanying statements of financial condition of The Varco 1980 Employee Stock Purchase Plan as of March 31, 1996 and 1995, and the related statements of changes in plan equity for each of the three years in the period ended March 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Varco 1980 Employee Stock Purchase Plan at March 31, 1996 and 1995 and the changes in Plan equity for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.




Orange County, California
May 24, 1996

STATEMENTS OF FINANCIAL CONDITION

THE VARCO 1980 EMPLOYEE STOCK PURCHASE PLAN

                                                             MARCH 31,
                                                             ---------
                                                           1996       1995
                                                         --------   --------
Plan Assets:
- ------------
     Accounts receivable from Varco
     International, Inc.--Notes A and B                  $434,673   $330,729
                                                         ========   ========

Plan Liabilities and Equity:
     Obligations to purchase Varco
     International, Inc. Common
     Stock--Notes A and B                                $434,673   $330,729

Plan Equity                                                 ---        ---
                                                         --------   --------

Total Plan Liabilities and Equity                        $434,673   $330,729
                                                         ========   ========




See notes to financial statements.

STATEMENTS OF CHANGES IN PLAN EQUITY

THE VARCO 1980 EMPLOYEE STOCK PURCHASE PLAN

                                       YEAR ENDED MARCH 31,
                                    1996       1995       1994
                                  --------   --------   --------

Plan Income:
  Employees' contribution         $828,216   $632,279   $522,160

Plan Expenses:
   Purchases of Varco
   International, Inc. Common
   Stock-Note A                    825,356    630,441    520,084

   Amounts refunded to plan
   participants-Note B               2,860      1,838      2,076
                                  --------   --------   --------

Plan Equity at March 31           $    -0-   $    -0-   $    -0-
                                  ========   ========   ========




See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

THE VARCO 1980 EMPLOYEE STOCK PURCHASE PLAN

March 31, 1996

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES
          AND PLAN DESCRIPTION

The accompanying financial statements have been prepared on the accrual basis of accounting. Asset valuations are stated at cost which is equivalent to fair value.

The Plan was adopted by the Company's Board of Directors in December 1979, and became effective on April 1, 1980. The Plan permits eligible employees to make regular and systematic purchases of Common Stock of the Company through payroll deductions. Substantially all regular full-time employees are eligible to participate in the Plan. Voluntary employee contributions are deducted from the employee compensation each payday and paid into the Plan for the employee's account. All funds received or held by the Company under the Plan are included in the general funds of the Company. The Company issues stock certificates to each participant to the extent that the balance in the participant's account at the end of the Plan period is sufficient to purchase whole shares of the Company's stock. The Plan provides for two six months purchase periods per year in lieu of a twelve-month purchase period. The first purchase period commences on April 1, and ends on September 30. The second period begins on October 1 and ends on March 31. The purchase price per share to be paid by each participant is 85% of the fair market value of the Company's Common Stock on the first or last day of a Purchase Period, whichever amount is lower. Any Participant may
terminate contributions and withdraw from the Plan at any time.   In February
1995, the Plan was amended by the Board of Directors, and subsequently ratified by the shareholders in May 1995, to increase the number of shares subject to the Plan from 1,000,000 to 2,000,000 shares and to extend the term of the Plan from fifteen years to twenty-five years following its effective date unless it is sooner terminated by resolution adopted by the Company's Board of Directors.

NOTE B--PURCHASE OF COMMON STOCK

For the fiscal year ended March 31, 1996, the Company issued 60,602 shares of its Common Stock to 410 participants at a price of $6.4813 a shares for the
Plan's first purchase period (April 1, 1995 through September 30, 1995).   For
the Plan's second period (October 1, 1995 through March 31, 1996), the Company issued 49,650 shares of its Common Stock to 416 participants at a price of $8.7125 a share.

For the fiscal year ended March 31, 1995, the Company issued 64,328 shares of its Common Stock to 355 participants at a price of $4.675 a share for the Plan's first purchase period (April 1, 1994 through September 30, 1994). For the Plan's second period (October 1, 1994 through March 31, 1995), the Company issued 56,420 shares of its Common Stock to 365 participants at a price of $5.8438 a share.

For the fiscal year ended March 31, 1994, the Company issued 49,349 shares of its Common Stock to 339 participants at a price of $5.2063 a share for the Plan's first purchase period (April 1, 1993 through September 30, 1993). For the Plan's second period (October 1, 1993 through March 31, 1994), the Company issued 57,599 shares of its Common Stock to 359 participants at a price of $4.5688 a share.

Amounts remaining in the participant's accounts after such issuance, which were insufficient to purchase whole shares of the Company's Common Stock, were refunded to the participants.

NOTE C--FEDERAL INCOME TAXES

The Plan qualifies as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986. Transfers of shares under this Plan are not intended to result in taxable income to employees under the Plan based on provisions in Section 423 of the Internal Revenue Code.